LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

August 13, 2008

James Allegretto Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, DC 20549
Re:	Florida Public Utilities Company

Form 10-K for the fiscal year ended December 31, 2007

Filed March 25, 2008

Form 10-Q for the fiscal quarter ended March 31, 2008

Filed May 14, 2008

File No. 001-10608

Dear Mr. Allegretto:

This letter sets forth the responses of Florida Public Utilities Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated July 23, 2008, with respect to the above referenced Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments. In response to the comment letter, we have filed today with the SEC Amendment No. 1 to the Company’s Annual Report on Form 10-K originally filed on March 25, 2008 (“Form 10-K/A”) and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q originally filed on May 14, 2008 (“Form 10-Q/A”).

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Common Shareholders' Equity

1.

Please display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Refer to paragraph 22 of SFAS 130. Also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement in which those components are displayed or in a note. Refer to paragraph 25 of SFAS 130.

James Allegretto

August 13, 2008

The subtotal of comprehensive income was inadvertently omitted from the consolidated statement of common shareholders’ equity. Adjustments to comprehensive income, which are immaterial for all years, are reflected on that statement. The tax impact is included in the adjustments to comprehensive income and should have been shown separately but is immaterial. The comprehensive income subtotal should have been included in the total column after net income and the adjustments to comprehensive income. Since the comprehensive income is readily discernable from the face of the statement and the tax impact is immaterial, the Company has not amended its Form 10-K at this time to include this subtotal on that statement, but will include the comprehensive income and the tax impact consistent with the Staff’s comments in future filings.

Note 2. Goodwill and Intangible Assets

2.

Please describe to us the circumstances that support classification of customer distribution rights and customer relationships as indefinite lived intangible assets. In this regard, tell us why you believe no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the unamortized intangible assets. Refer to paragraph 11 of SFAS 142.

The Company has analyzed and determined that the intangible assets associated with customer distribution rights and customer relationships have an indefinite useful life, and there are no factors that limit the useful life of these intangible assets at this time. A summary of that analysis, applied to utility companies, is set out below.

Natural Gas Companies - The value of the customer intangible lies with the right to distribute natural gas to the physical address at which a customer resides, regardless of the person who resides at the physical address being serviced. Moreover, competition with other natural gas companies within the Company’s distribution area is virtually nonexistent because the Company is a regulated monopoly within its service area with an exclusive franchise to provide such residences with natural gas service. Accordingly, the Company refers to the customer intangible within the natural gas operations as “customer distribution rights” to more accurately capture the description of the intangible asset.

Propane Companies - The value of the customer intangible is sustained as a result of the cost and inconvenience of changing service providers. Typically, propane companies own the holding tanks, which are normally buried on the customer’s property. If a customer is unhappy with propane service, the customer must first find another service provider who is willing to install a new holding tank on the property. The current propane company will then remove its holding tank. Because of the inconvenience and costs of changing providers, customer turnover is typically very low. As properties change ownership, propane companies almost always keep the new property owner. Similar to the natural gas service, the customer relationship is related to the physical residence and has been, and is assumed will continue to

James Allegretto

August 13, 2008

be, an asset with a intangible life. Accordingly, the Company refers to the customer intangible within the propane gas operations as “customer relationships” to more accurately capture the description of the intangible asset.

Because of the unique characteristics of the customer relationships and customer distribution rights for natural gas and propane companies, these assets have an indefinite life. The value of the customer relationships and customer distribution rights will most likely only decrease if there is a change in the customer’s energy preferences to another source, or a change in the cost to the Company to distribute the energy without a corresponding increase in price to the consumer.

Based on the Company’s analysis, the life of the customer relationships and customer distribution rights is presently indefinite and will not deteriorate in value absent a change in technology or decrease in demand for natural gas or propane service. If any of these economic conditions occur in the future, the Company will reevaluate the useful lives of these assets.

Note 7. Long-term Debt

3.

We note your disclosure that the Palm Beach County municipal bonds are callable. In this regard, please explain to us why it is appropriate to classify the bonds as long-term as of December 31,2007. Refer for guidance to SFAS 78.

The Company’s long-term mortgage bonds are callable only if they are in default or the Company is in violation or the Company wishes to pre-pay the bonds. Although the Company has the option to pre-pay the bonds, the company currently does not plan to do so within the next 12 months.

FAS 78 requires the “classification of long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable.”

Since the Company’s long-term mortgage bonds are not in default nor is the Company in violation of the terms of the bonds, the lender cannot call these bonds.

As of December 2007, based on the Company’s interpretation of FAS 78 and the reasons provided above, the bond(s) are correctly classified as long term. The Company will provide the additional information regarding the specific terms of the call provisions in future filings.

James Allegretto

August 13, 2008

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

4.

We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please revise your disclosure to either exclude the definition of disclosure controls and procedures or include the entire definition, which can be found in Exchange Act Rule 13a-15(e). In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please also revise your Form 10-Q for the quarter ended March 31, 2008.

In response to this comment, today the Company filed Form 10-K/A and the Form 10-Q/A to delete the partial definition. The Company affirms that its officers concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

5.

Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, please note that there are four subsections required in paragraph 4. Please revise to include the internal controls language found in subsection (b), which we note was missing. To the extent you have no other revisions in response to our comments, you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Otherwise, you should include the entire certification. Also note that it would be appropriate to comply with the above disclosure controls and procedures comment in the abbreviated amendment. Please also revise your Form 10-Q for the quarter ended March 31, 2008.

In response to this comment, today the Company filed the Form 10-K/A and the Form 10-Q/A to provide the corrected certifications.

* * * *

James Allegretto

August 13, 2008

On behalf of the Company, we confirm that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle

cc:	George M. Bachman, Chief Financial Officer

Florida Public Utilities Company